UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 8, 2022

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Entry into Membership Interest Purchase Agreement

On April 8, 2022, Hightimes Holding Corp., a Delaware corporation (the “Company” of “Hightimes”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with Courtney Zalewski, as manager of The Mezz La Brea, LLC, a California limited liability company (“The Mezz”), and the holders of a majority-in-interest of the issued and outstanding membership interests in The Mezz (collectively, “Sellers”). The Mezz operates a cannabis consumption lounge in West Hollywood, California, pursuant to a Commercial Cannabis License from the City of West Hollywood and a Cannabis Adult-Use and Medicinal License issued by the State of California. Under the Purchase Agreement, the Sellers agreed to sell all of their membership interests in The Mezz for an aggregate purchase price of $6,000,000, which consideration was paid to the Sellers, on a pro rata basis, as follows: (i) $1,500,000 in convertible promissory notes and (ii) $4,500,000 of Hightimes Class A common stock. In accordance with the Purchase Agreement, the Company also entered into a consulting agreement (the “Management Services Agreement”) and lock-up agreements with the Sellers, as well as other assignment agreements related to the assignment of the Sellers’ membership interests. Closing on the Purchase Agreement remains subject to certain terms and conditions, including obtaining regulatory approvals from the City of West Hollywood and the California Department of Cannabis Control (the “CDCC”) for the transfer control of The Mezz’s cannabis licenses from the Sellers to Hightimes.

Pending receipt of the required regulatory approvals, the Company has entered into a Management Services Agreement, dated May 6, 2022, with The Mezz pursuant to which the Company will provide certain management and administrative support services to The Mezz. As consideration for the Company’s performance under the Management Services Agreement, the Company will receive all of the income from The Mezz’s operations, minus The Mezz’s expenses, during the period the Management Services Agreement is in effect. The Management Services Agreement shall be effective from the date of signing until the CDCC approves the Company’s request for a change of ownership reflecting the Company as the owner of The Mezz.

In furtherance of the terms of the Purchase Agreement, the Company also entered into an Amendment to Lease Agreement (the “Lease Amendment”), dated as of May 5, 2022, with Metro Star LLC, a California limited liability company, and Star Alliance LLC, a California limited liability company (Metro Star LLC and Star Alliance LLC are hereinafter collectively referred to as “Lessor”) and Flore Flora LLC dba Flore, a California limited liability company, of which The Mezz is the sole member (“Flore”). The parties entered into the Lease Amendment to settle $1,073,727 of back rent (the “Back Rent”) owed by Flore to Lessor under a lease agreement originally dated April 5, 2019 (the “Lese Agreement”). Under the terms of the Lease Amendment, the Company agreed to pay $200,000 to Lessor in full satisfaction of the Back Rent owed, and to pay, or cause The Mezz to pay, an additional security deposit in the amount of $126,624 to Lessor as a security deposit, plus $42,208 in rent for the month of May 2022.

A copy of the Purchase Agreement, the Management Services Agreement, the Lease Amendment and the Lease Agreement are attached as Exhibits 6.1, 6.2, 6.3 and 6.4 hereto and are incorporated herein by reference.

Extension of Regulation A+ Offering

On June 30, 2022, the Company elected to extend the Company’s existing Regulation A+ offering (the “Offering”) until as late as September 30, 2022. A copy of the updated subscription agreement for the extended Offering is attached as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference.

The Offering is presently paused pending the Company’s completion of an audit of its 2019, 2020 and 2021 annual consolidated financial statements and preparation of unaudited consolidated financial statement for the six months ended June 30, 2020 and June 30, 2021, as well as the filing with the SEC of the Company’s annual reports on Form 1-K for the years ended December 31, 2019, 2020 and 2021 and the Company’s semi-annual reports on Form 1-SA for the six months ended June 30, 2020 and 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	July 6, 2022

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Exhibits to Form 1-U

Exhibit No.	Description

4.1	Form of Subscription Agreement for the Regulation A+ Offering.

6.1	Membership Interest Purchase Agreement, dated April 8, 2022, between Hightimes Holding Corp. and the Sellers.

6.2	Management Services Agreement, effective May 6, 2022, between Hightimes Holding Corp. and The Mezz La Brea, LLC.

6.3	Amendment to Lease Agreement, dated as of May 5, 2022, between Hightimes Holding Corp., Flore Flora LLC, Star Alliance LLC and Metro Star LLC.

6.4	Flora Fore Lease Agreement, originally dated April 5, 2019, between Metro Star LLC and Star Alliance, as tenants in common, and Flore Flora LLC.

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